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                            October 22, 2021

       Theodore L. Koenig
       Chairman and Chief Executive Officer
       MCAP Acquisition Corporation
       311 South Wacker Drive, Suite 6400
       Chicago, Illinois 60606

                                                        Re: MCAP Acquisition
Corporation
                                                            Amendment No. 1 to
Registration Statement on Form S-4
                                                            Filed October 6,
2021
                                                            File No. 333-259027

       Dear Mr. Koenig:

             We have reviewed your amended registration statement and have the following comments. In some of our comments, we may ask you to provide us with information so we may better understand your disclosure.

              Please respond to this letter by amending your registration statement and providing the requested information. If you do not believe our comments apply to your facts and circumstances or do not believe an amendment is appropriate, please tell us why in your response.

              After reviewing any amendment to your registration statement and the information you provide in response to these comments, we may have additional comments. Unless we note otherwise, our references to prior comments are to comments in our September 23, 2021 letter.

       Amendment No. 1 to Form S-4 filed October 6, 2021

       Summary of the Proxy Statement/Prospectus
       Organizational Structure, page 7

   1. Please revise the table showing the ownership of the combined company after the business combination to reflect
the same shareholder groups that are in the organizational diagram.
                                                        In addition, include
within the share ownership of MCAP's Sponsor the amount of shares it is purchasing in the
PIPE investment.
 Theodore L. Koenig
FirstName LastNameTheodore
MCAP Acquisition  CorporationL. Koenig
Comapany
October 22,NameMCAP
            2021       Acquisition Corporation
October
Page 2 22, 2021 Page 2
FirstName LastName
Questions and Answers About the Business Combination, page 17

2. Please revise your Q&As or provide a new Q&A to clarify that, while all the MCAP public shares have redemption rights, you are assuming that no more than 43% of MCAP
         public shares will be redeemed in your    illustrative maximum
redemption scenario.
         Explain why you have made this assumption and how it specifically relates to the $140 million Aggregate Cash Consideration condition. Briefly discuss the options the company has to make up Aggregate Cash Consideration shortfalls if redemptions exceed 43% of public shares. In addition, clarify that up to 57% of public shares may be redeemed and still meet the $258.125 million Available Cash condition. Disclose that AdTheorant would have to waive the Available Cash condition if more than 57% of public shares are redeemed for the business combination to be consummated.
What equity stake will current MCAP stockholders and AdTheorent Stockholders have in the
Post-Combination Company after the Closing?, page 19

3. We note your response to prior comment 7. Please revise to disclose all possible sources and extent of dilution that shareholders who elect not to redeem their shares may experience in connection with the business combination. Provide disclosure of the impact of each significant source of dilution, including the amount of equity held by founders and convertible securities, such as warrants retained by redeeming shareholders, at each of the redemption levels detailed in your sensitivity analysis, including any needed assumptions.
Do the Sponsor and MCAP   s officers and directors have any conflicts of
interest that may
influence them to support the Business Combination?, page 26

4. Please disclose here and on page 120 that the Sponsor will experience significant financial benefits from completing a business combination and may be incentivized to complete an acquisition of a less favorable target company or on terms less favorable to shareholders rather than liquidate. Also disclose that the Sponsor and its affiliates can earn a positive rate of return on their investment, even if other SPAC shareholders experience a negative rate of return in the post-business combination company.
Summary Historical Consolidated Financial Information of AdTheorent
Other Key Operating and Financial Performance Metrics, page 31

5.       We note your response and revised disclosures to prior comments 9 and
23. Please
         address the following:
             Clarify whether there is any amortization or depreciation expense included within platform operations expense. In this regard, SAB Topic 11.B prohibits a gross profit measure that excludes depreciation and amortization expense. Please revise accordingly.
             Revise to describe the type and nature of the expenses added back in the line item
             "other platform operations."
 Theodore L. Koenig
MCAP Acquisition Corporation
October 22, 2021
Page 3
                Revise to disclose why management believes that presentation of a non-GAAP gross profit measure is useful to investors and, to the extent material, disclose the additional purposes, if any, for which management uses this measure. Refer to Item
              10(e)(1)(i)(C) and (D) of Regulation S-K.
                Revise the tabular disclosure on pages 32 and 194 to provide the ratio of GAAP
              Gross Profit as a % of GAAP Revenue prior to the presentation of Gross Billings less
              TAC as a % of Revenue. Refer to Item 10(e)(1)(i)(A) of Regulation S-K and
              Question 102.10 of the Non-GAAP C&DIs.
                Revise page 168 to disclose GAAP Gross Profit with equal or greater prominence to
              Gross Billings Less TAC. Also, revise here to disclose the percentage change in
              GAAP net income/(loss) for the six months ended June 30, 2021 compared to 2020 before the percentage increase in Adjusted EBITDA.
                Revise the disclosures on page 173 to present net income as a percentage of Gross
              Profit before your discussion of EBITDA and Adjusted EBITDA as a percentage of
              Gross Billings Less TAC.
6.       Please consider renaming the non-GAAP measure of    Gross Billing Less
TAC    to more
         accurately reflect the nature of the measure, such as adjusted gross profit or contribution margin less TAC. In this regard, billings is a common metric that represents the total amounts invoiced and, as such, your reference to billings does not appear appropriate in the context of a gross profit measure. Refer to Item 10(e)(1)(ii)(E) of Regulation S-K.
Risks Related to the Ownership of AdTheorent Common Stock
AdTheorent's amended and restated certificate of incorporation will include..., page 65

7. Please reconcile your disclosure in this risk factor to conform with the disclosure about your exclusive forum provision on pages 247 and 254. In this regard, we note that the disclosure on pages 247 and 254 discusses that the exclusive forum provision also applies to any action arising under the proposed certificate of incorporation, the post-combination company bylaws or any action asserting a claim against the post-combination company governed by the internal affairs doctrine. In addition, the proposed certificate of incorporation designates the federal district courts of the United States of America as the exclusive forum for the resolution of any complaint asserting a cause of action arising under the Securities Act.
Risk Factors
MCAP determined that a material weakness existed in its internal control over financial reporting as of March 2, 2021. If MCAP is unable... , page 81
FirstName LastNameTheodore L. Koenig
8. We note your response and revised disclosure to prior comment 12. Please amend your
Comapany
       FormNameMCAP
             10-Q for theAcquisition  Corporation
                          fiscal quarter ended June 30, 2021 to appropriately
reflect your
Octoberconclusion that disclosure
        22, 2021 Page   3         controls and procedures were not effective as
of that date.
FirstName LastName
 Theodore L. Koenig
FirstName LastNameTheodore
MCAP Acquisition  CorporationL. Koenig
Comapany
October 22,NameMCAP
            2021       Acquisition Corporation
October
Page 4 22, 2021 Page 4
FirstName LastName
Unaudited Pro Forma Condensed Combined Financial Information
Note 2. Basis of Pro Forma Presentation, page 96

9. We note your response and revised disclosures to prior comment 14 where you indicate that if redemptions are 57% or higher you will be unable to meet the Available Cash necessary to satisfy the conditions of the Business Combination. Please revise to further explain what happens if more than 57% of public shares are redeemed. In this regard, to the extent AdTheorant chooses to waive such condition, clarify whether the BCA stipulates any options to satisfy the shortfall or state, if true, that such terms have yet to be negotiated and could result in significantly different outcomes than currently disclosed.
3. Adjustments to Unaudited Pro Forma Condensed Combined Financial Information, page 100

10. We note your response and revised disclosures to prior comment 15. It appears the $43.3 million increase in additional paid-in capital currently labeled as adjustment (h) actually relates to pro forma adjustment (i). Please revise or advise. Material U.S. Federal Tax Considerations of the Redemption Rights and the Business
Combination, page 142

11. We note your response to prior comment 22. Please revise the summary and risk factor disclosure sections to set forth the risks of uncertain tax treatment of the company mergers to investors.
Information About AdTheorent, page 167

12. We note your response and revised disclosures to prior comment 24. Since you continue to disclose active customers, high-spend clients and the percentage of 2020 revenue generated from customers who have been with you since 2017 or earlier, please further revise to describe how these measures are calculated. Additionally, while we acknowledge you do not use these measures to evaluate your business and operations, please tell us and revise to address what measures you do use to monitor your ability to retain and grow customers. In this regard, we note you continue to disclose on page
         39 that your success is dependent on regularly adding new customers and increasing existing customers' usage, and that per page 172 you consider customer retention and growth to be one of your strengths. Refer to Item 303(a) of Regulation S-K and SEC
         Release No. 33-10751.
AdTheorent Management's Discussion and Analysis of Financial Condition and Results of
Operations
Results of Operations, page 188

13. We note your response and revised disclosure to prior comment 26. Where a material change is attributed to two or more factors, including any offsetting factors, the contribution of each identified factor should be described in quantified terms. For
 Theodore L. Koenig
MCAP Acquisition Corporation
October 22, 2021
Page 5
      example, you state that growth in revenue between the six-months ended June 30, 2020 and 2021 was due to strength in the brand direct customer growth, expansion of agency customer relationships including entry into volume based letters of understanding as well as substantial growth in Video and CTV, but you do not quantify any of these factors. Similarly, you refer to an increase in platform operation costs due to revenue-
      driven growth, volume-driven increases in hosting costs and hiring-driven increases in personnel costs, but it is unclear how each factor contributed to the overall increase in platform costs. Please revise accordingly. Refer to Item 303(a) of Regulation S-K and
      Section III.D of SEC Release No. 33-6835.
Selected Quarterly Financial Information, page 194

14. We note your revised disclosures in response to prior comment 27. Please further revise to explain why you have not presented quarterly information for fiscal 2019 or consider including quarterly information for all periods in which financial statements are provided.
Liquidity and Capital Resources
Cash Flow Summary, page 198

15. We note your response and revised disclosure to prior comment 28. Please further revise to disclose the period over which you calculated the average days sales outstanding (DSO)
      range of 76 to 126 days. Also, explain why your DSO has exceeded your typical payment terms of 30 to 60 days for all periods presented, even for those prior to the pandemic.
        You may contact Brittany Ebbertt, Senior Staff Accountant, at 202-551-3572 or Kathleen
Collins, Accounting Branch Chief, at 202-551-3499 if you have questions regarding comments on the financial statements and related matters. Please contact Alexandra Barone, Staff
Attorney, at 202-551-8816 or Kathleen Krebs, Special Counsel, at 202-551-3350 with any other questions.



                                                           Sincerely,
FirstName LastNameTheodore L. Koenig
                                                           Division of
Corporation Finance
Comapany NameMCAP Acquisition Corporation
                                                           Office of Technology
October 22, 2021 Page 5
cc:       Jonathan Talcott, Esq.
FirstName LastName